Exhibit 4.8.3

EXECUTION

Share Pledge Agreement

dated	19 July 2017

between	CEMEX S.A.B. de C.V.

Av Constitución 444 Pte. Col., Centro, C.P. 64000, Monterrey, N.L. Mexico

hereinafter: the “Pledgor”

and	Wilmington Trust (London) Limited

1 Kings Arms Yard Third Floor London EC2R 7AF United Kingdom

acting in its capacity as security agent and acting in the name and for the account of the Pledgees (as defined herein)

hereinafter: the “Security Agent”

concerning	8,424,037 shares of CEMEX TRADEMARKS HOLDING Ltd., a company incorporated under the laws of Switzerland, having its registered office at Römerstrasse 13, 2555 Brügg bei Biel, Switzerland (the “Company”)

Table of Contents

List of Annexes			3

Whereas			4

1	Definitions and Construction		5

2	Pledge of Shares		9

	2.1	Undertaking of Pledge	9

	2.2	Perfection of the Pledge	9

3	Delivery of Documents		9

4	Transfer of Future Shares		10

5	Shareholder Rights		11

	5.1	Subscription Rights	11

	5.2	Dividends	11

	5.3	Voting Rights	12

6	Representations and Warranties		12

7	Undertakings		14

8	Realization of Pledge		15

9	Release of Pledge		16

10	Position of the Security Agent		16

11	Transfer of Rights and Obligations		17

12	Indemnification		18

13	General Provisions		18

	13.1	Costs and Expenses	18

	13.2	Notices	18

	13.3	Entire Agreement	18

	13.4	Amendments and Waivers	18

	13.5	Severability	19

	13.6	Remedies Cumulative	19

	13.7	Continuing Security	19

	13.8	Contractual Recognition of Bail-in	19

14	Governing Law and Jurisdiction		20

	14.1	Governing Law	20

	14.2	Jurisdiction	20

List of Annexes

Annex 1	Details of Existing Shares

Whereas

A)	The Pledgor as Borrower, the subsidiaries of the Borrower (including the Company) listed in Part I of Schedule 1 thereto as Original Guarantors and Original Security Providers, BNP Paribas Securities Corp., Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, among others, as Arrangers, the financial institutions listed in Part II of Schedule 1 thereto as Original Lenders, Citibank Europe PLC, UK Branch as Agent and Wilmington Trust (London) Limited as Security Agent entered into a facilities agreement dated on or about the date hereof (each term as defined therein unless defined otherwise herein) (the “Facilities Agreement”).

B)	The Pledgor and certain of its subsidiaries as Original Borrowers, Original Guarantors and Original Security Providers (including the Company), the Original Creditors, Citibank Europe PLC, UK Branch (formerly Citibank International plc) as Agent and Wilmington Trust (London) Limited as Security Agent, among others, entered into an intercreditor agreement dated 17 September 2012 as amended as amended on 31 October 2014 and 23 July 2015 (the “Original Intercreditor Agreement”).

C)	On or about the date hereof, the Pledgor as the Parent, the subsidiaries of the Parent listed in Part I and Part II of Schedule 1 thereto as Debtors, the subsidiaries of the Parent (including the Company) listed in Part III of Schedule 1 thereto as Security Providers, the intra-group lenders, Citibank Europe PLC, UK Branch as Facility Agent and Wilmington Trust (London) Limited as Security Agent entered into an amendment and restatement deed in relation to the Original Intercreditor Agreement (the “Amendment and Restatement Deed”, and the Original Intercreditor Agreement as amended and restated by the Amendment and Restatement Deed, the “Intercreditor Agreement”).

D)	As of the date hereof, the Company has an issued share capital of CHF 1,947,382,051.00, divided into 1,947,382,051 freely transferable registered shares (Namenaktien) with a par value of CHF 1 each which are owned by the Pledgor, CEMEX México S.A. de C.V., Interamerican Investments, Inc. and Empresas Tolteca de México, S.A. de C.V. 1,938,958,014 of such shares (representing approximately 99.57% of the issued share capital of the Company) are pledged under a share pledge agreement dated 17 September 2012, as confirmed and (with respect of clauses 13.1 and 13.2 thereof) amended on 23 July 2015 and re-confirmed on 17 March 2016 as well as on the date hereof (the “2012 Share Pledge Agreement”).

E)	In order to provide further security in accordance with the Facilities Agreement and the Intercreditor Agreement, the Pledgor herewith wishes to pledge the remaining 8,424,037 registered shares with a nominal value of CHF 1 in the Company each held by the Pledgor (representing 0.4326% of the issued share capital of the Company) in favor of each of the Pledgees.

F)	The Security Agent has been duly appointed under the Facilities Agreement and the Intercreditor Agreement, to act as security agent and shall act in its capacity as security agent and in the name and for the account of the Pledgees in connection with the execution, delivery and performance of this Agreement and shall exercise the rights of the Pledgees arising hereunder as their direct representative (direkter Stellvertreter).

Now, therefore, the Parties hereto agree as follows:

1	Definitions and Construction

Unless defined otherwise hereinafter and except to the extent that the context requires otherwise, capitalized terms used in this Agreement shall have the meanings assigned to them in the Facilities Agreement or Intercreditor Agreement.

2012 Share Pledge Agreement	has the meaning given to it in Recital D) of this Agreement.

Agreement	means this share pledge agreement.

Amendment and Restatement Deed	has the meaning given to it in Recital C) of this Agreement.

Annex	means an annex to this Agreement.

Article	means an article of this Agreement.

Bail-in Action	means the exercise of any Write-down and Conversion Powers.

Bail-in Legislation

means

a)  in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, the relevant implementing law or regulation as described in the EU Bail-in Legislation Schedule from time to time; and

b)  in relation to any other state, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation.

CO	means the Swiss Code of Obligations (Schweizerisches Obligationenrecht, OR).

Company	shall have the meaning given to it on the cover page of this Agreement.

DEBA	means the Swiss Federal Debt Enforcement and Bankruptcy Act (Bundesgesetz über Schuldbetreibung und Konkurs, SchKG).

Dividends	means all dividend payments by the Company in respect of the Shares whether in cash or in the form of Shares or Participation Rights or in any other form.

EEA Member Country	means any member state of the European Union, Iceland, Liechtenstein and Norway;

EU Bail-in Legislation Schedule	means the document described as such and published by the loan market association (or any successor person) from time to time.

Enforcement Event	shall have the meaning set forth in the Intercreditor Agreement.

Event of Default	shall have the meaning set forth in the Facilities Agreement.

Existing Shares	means 8,424,037 fully paid registered shares (Namenaktien) of the Company with a par value of CHF 1 each (being, for the avoidance of doubt, all shares in the Company that have not been pledged pursuant to the 2012 Share Pledge Agreement), all held by the Pledgor as of the date of this Agreement, together with all Related Rights.

Facilities Agreement	shall have the meaning set forth in Recital A) of this Agreement.

Future Shares	means any shares or Participation Rights issued to the Pledgor in addition to or in exchange for or as a surrogate for the Existing Shares by the Company in whatever nominal value, which the Pledgor may acquire by way of subscription or otherwise subsequent to the date of this Agreement, together with all Related Rights.

Instructing Group	shall have the meaning set forth in the Intercreditor Agreement.

Intercreditor Agreement	shall have the meaning set forth in Recital C) of this Agreement.

Intrinsic Value	has the meaning given to it in Article 8.

Missing Share Certificate	means share certificate no. 1 representing 8,424,037 registered shares in the Company pertaining to which the Pledgor has filed a request for cancellation with the district court of Berner Jura-Seeland (Regionalgericht Berner Jura-Seeland).

Original Intercreditor Agreement	has the meaning given to it in Recital B) of this Agreement.

Participation Rights	means participation certificates (Partizipationsscheine) and profit sharing certificates (Genussscheine) within the meaning of articles 656a et seq. and articles 657 CO of the Company to be issued in the future.

Party	means any party of this Agreement.

Pledge	shall have the meaning set forth in Article 2.1.

Pledgees	means the Secured Parties from time to time.

Related Rights	means, in relation to the Shares, all Dividends, interest and other distributions paid or payable after the date hereof, i.e., whether in cash or in kind and all shares, securities (including any convertible debt instruments, warrants and the dividends, interest and other distributions thereon), rights, money and property accruing or offered at any time by way of redemption, bonus, preference, option rights or otherwise to or in respect of any of the Shares, including any present or future right to purchase, subscribe or otherwise have shares issued in the Company, or in substitution or exchange for any of the Shares and any and all administrative and financial rights related to the Shares, including but not limited to, voting rights and rights to dividend in respect of the Shares.

Release Date	means the date on which the Transaction Security

shall be released pursuant to clause 9.2 of the Intercreditor Agreement.

Resolution Authority	means any body which has authority to exercise any Write-down and Conversion Powers;

Secured Obligations

means all the Liabilities and all other present and

future obligations at any time due, owing or incurred by any member of the Group and by each Debtor (and, to the extent applicable in relation to the Transaction Security granted by it, each Security Provider) to any Secured Party under the Debt Documents, both actual and contingent and whether incurred solely or jointly and as principal or surety or in any other capacity including the obligations set out in Clause 11.2 (Finance Parallel Debt (Covenant to pay the Security Agent)) and Clause 11.3 (Notes Parallel Debt (Covenant to pay the Security Agent)) of the Intercreditor Agreement.

Shares	means the Existing Shares and any Future Shares collectively.

Subscription Right	means the Pledgor’s preemptive rights (Bezugsrechte) and the advance subscription rights (Vorwegzeichnungsrechte) in connection with the issuance of Shares or Participation Rights, or the creation of authorized or conditional share capital by the Company.

Write-down and Conversion Powers

means

a)  in relation to any Bail-in Legislation described in the EU Bail-in Legislation Schedule from time to time, the powers described as such in relation to that Bail-in Legislation in the EU Bail-in Legislation Schedule;

b)  in relation to any other applicable Bail-in Legislation:

(i) any powers under that Bail-in Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-in Legislation that are related to or ancillary to any of those powers; and

any similar or analogous powers under that Bail-in Legislation.

2	Pledge of Shares

2.1	Undertaking of Pledge

The Pledgor hereby agrees to pledge and hereby pledges to each Pledgee (for this purpose being represented by the Security Agent) individually all Shares, Subscription Rights and Related Rights (free and clear of any pledges, liens, rights of set-off or other third party rights of any nature) as a first ranking security (the “Pledge”).

The Pledge shall serve as a first ranking security to each of the Pledgees for the Secured Obligations.

2.2	Perfection of the Pledge

The Pledgor shall perfect the Pledge by delivering to the Security Agent the originals of the share certificate (as set out in subparagraph a) of paragraph 2 of Article 3 below) representing the Shares and the Security Agent shall accept the Pledge as a first ranking security to secure the Secured Obligations and agrees to take possession (Besitz) over the original certificates representing the Shares to obtain the Pledge (Pfandrecht).

3	Delivery of Documents

On the date hereof, the Pledgor shall deliver to the Security Agent the following documents:

a)	a PDF copy, certified by a Mexican notary public, of the by-laws (estatutos sociales) in effect of the the Pledgor;

b)	in relation to the Pledgor, a PDF copy of the power-of-attorney, with authority for acts of domain (actos de dominio), for the officers, of the Pledgor wherein the entry into this Agreement and the granting of the Pledge as provided for hereunder is duly approved; and

c)	a PDF copy of the resolution of the board of directors of the Company (i) acknowledging and agreeing with the terms and conditions of, and the granting of the Pledge over the Shares, Subscription Rights and Related Rights pursuant to this Agreement, (ii) approving the registration of the Pledge of the Shares in the share register (Aktienbuch) of the Company, (iii) approving in advance the registration in the share register of the Company of any future acquired such Shares in connection with the enforcement of the security created under this Agreement in accordance with Clause 8 (Realization of the Pledge); and (iv) consenting to and approving the assignment of future subscription rights to the Security Agent pursuant to this Agreement;

On the date of the issuance by the Company of the new share certificate representing the Existing Shares:

a)	the original of such share certificate representing the Existing Shares as specified in Annex 1, duly endorsed in blank;

b)	a copy of the declaration of the cancellation of the Missing Share Certificate as issued by the district court of Berner Jura-Seeland (Regionalgericht Berner Jura-Seeland);

c)	a PDF copy of the share register (Aktienbuch) of the Company evidencing that (i) the Pledgor is registered as shareholders with voting rights with respect to the Existing Shares and (ii) the Shares are pledged to the Pledgees according to this Agreement.

For so long as the Pledge shall remain in effect, the Pledgor shall continue to be registered as a shareholder with voting rights in the share register of the Company with respect to the Existing Shares. Upon the occurrence of an Enforcement Event, the Security Agent shall, following receipt of express written instructions from the Instructing Group or otherwise in accordance with the terms of the Intercreditor Agreement, be entitled, but not obligated, to exercise the voting rights in accordance with Article 5.3.

4	Transfer of Future Shares

The Pledgor shall, and shall procure (or the Security Agent on its behalf) that the Company will, promptly upon the accrual, offer or issue of any Future Shares duly transfer to the Security Agent all share certificates and other documents representing such Future Shares, in the case of registered shares, by share certificates duly endorsed in blank.

5	Shareholder Rights

5.1	Subscription Rights

As long as no Enforcement Event has occurred, the right to exercise the pledged Subscription Rights shall remain with the Pledgor, provided, however, that all Shares, Participation Rights and other rights and interests acquired by the Pledgor upon exercise of Subscription Rights shall be pledged pursuant to Article 2.1 and all share certificates and other documents representing such Shares, Participation Rights and other rights and interests shall be transferred to the Security Agent pursuant to Article 3.

In case the Pledgor does not intend to exercise any Subscription Rights, the Pledgor herewith agrees to assign and herewith assigns such Subscription Rights free of charge to the Security Agent and the Security Agent shall be entitled, but not obliged, to exercise such Subscription Rights. For that purpose, the Pledgor shall promptly do all acts and things and permit all acts and things to be done which are necessary for the Security Agent to exercise such Subscription Rights (for the avoidance of doubt, not including the payment of the subscription price).

The Pledgor shall notify the Security Agent, in writing, promptly of any grant of Subscription Rights and the Pledgor undertakes to notify the Security Agent of any intention not to exercise Subscription Rights not less than 20 Business Days prior to expiration of the right to exercise such Subscription Rights.

Upon the occurrence of an Enforcement Event, the Security Agent shall be entitled, but not obligated, to exercise the Subscription Rights. For that purpose, the Pledgor shall promptly do all acts and things (for the avoidance of doubt, not including the payment of the subscription price) and permit all acts and things to be done which are necessary for the Security Agent to exercise the Subscription Rights.

5.2	Dividends

As long as no Enforcement Event has occurred, the Pledgor shall be entitled to receive and retain all Dividends.

Upon the occurrence of an Enforcement Event, the Security Agent shall be entitled to receive and retain all Dividends. For that purpose, the Pledgor shall promptly (i) pay any moneys subsequently distributed and received by the Pledgor as Dividends (net of any tax) in respect of the Shares to the Security Agent and (ii), to the extent permitted by law, do all acts and things and permit all acts and things to be done which are necessary to enable the Security Agent to collect such Dividends directly from the Company; dividends in the form of Shares or Participation Rights shall be deemed Future Shares and be subject to Article 4.

5.3	Voting Rights

As long as no Enforcement Event has occurred, all voting rights in the Shares shall remain with the Pledgor.

When exercising (or failing to exercise) the voting rights in the Shares, the Pledgor shall act:

d)	in a manner that is not inconsistent with the Facilities Agreement, the Intercreditor Agreement, this Agreement (in particular Article 7) and any other Debt Document; and

e)	in a manner that would not intentionally be prejudicial to the validity and enforceability of the Pledge or cause an Event of Default or Enforcement Event to occur.

Upon the occurrence of an Enforcement Event, the Security Agent shall have the right (but not the obligation) to exercise the voting rights in the Shares after obtaining express written instructions from the Instructing Group or otherwise in accordance with the terms of the Intercreditor Agreement at its discretion. For that purpose, the Pledgor shall promptly (i) execute any and all proxies in favor of the Security Agent or any person designated by the Security Agent and (ii) do all acts and things and permit all acts and things to be done which are necessary for the Security Agent or the person designated by the Security Agent to exercise its voting rights in the Shares.

6	Representations and Warranties

The Pledgor hereby represents and warrants to the Pledgees that as of the date of this Agreement:

a)	the documents to be delivered under Article 3 are accurate, complete and up-to-date;

b)	the resolutions referred to in Article 3c) have been duly passed in meetings duly convened or by circular resolutions duly taken, accurately reflect the resolutions and other matters reflected therein and are in full force and effect and have not been revoked or amended;

c)	it is a company, duly formed and validly existing pursuant to the laws of the United Mexican States;

d)	its representative is duly authorized to enter into this Agreement, which authority has not been revoked or modified in any manner whatsoever;

e)	the execution of, and performance of its obligations under, this Agreement by the Pledgor has been duly authorized by all necessary corporate action on behalf of the Pledgor;

f)	the execution of, and performance of its obligations under, this Agreement by the Pledgor does not contravene or violate any Mexican or Swiss law, authorization or order applicable to the Pledgor in any material respect;

g)	no shareholders’ meeting or board meeting of the Company or the Pledgor has been held in which resolutions were passed or approved that could negatively affect the security interest created under this Agreement or any other right of the Pledgees under this Agreement;

h)	no authorization, approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required (i) for the pledge of the Shares pursuant hereto or for the execution, delivery or performance of this Agreement by it, (ii) for the perfection or maintenance of the pledge created hereby (including the first priority nature of such pledge) or (iii) for the exercise by the Security Agent or the Pledgees of its/their rights provided for in this Agreement or the remedies in respect of the Shares pursuant to this Agreement,

i)	the Existing Shares set forth in Annex 1 are duly and validly issued by the Company, are fully paid and constitute approximately 0.4326% of the issued and outstanding shares of the Company;

j)	the Pledgor is the sole legal and beneficial owner of its portion of the Existing Shares as set forth in Annex 1, which are free and clear of any pledges, liens, encumbrances, or other interests or third party rights of any nature other than the Pledge created hereunder;

k)	the Company has not created any authorized or conditional share capital or granted any options for the acquisition of Shares;

l)	this Agreement (i) constitutes legal and valid obligations binding on the Pledgor, (ii) is, subject to the original of the share certificate representing the Existing Shares yet to be transferred to the Security Agent on the date of issuance of such share certificate, an effective and perfected first ranking security over the Existing Shares securing the Secured Obligations, and (iii) is enforceable against any of the Pledgor in accordance with its terms;

m)	acknowledges and understands that the Security Agent appears in its capacity as security agent, acting in the name and for the account of the Pledgees, in accordance with the terms of the Debt Documents; and

n)

acknowledges and understands the terms of the Debt Documents, as well as the amounts due and payable to the Secured Parties under the Debt Documents by it and the other Obligors (as such term is defined in the

Facilities Agreement), and agrees that the pledge created hereunder secures, among others, the payment of such amounts.

The representations and warranties set out in this Article 6 are made as per the date of this Agreement and are deemed to be repeated by the Pledgor at the date of issuance, and transfer to the Security Agent, of the new share certificate representing the Existing Shares in accordance with Article 3c).

7	Undertakings

The Pledgor hereby undertakes not to enter into any legal instrument relating to, or granting any pledge, lien, encumbrance, or other interest or third party right over the Shares.

In addition, except in accordance with the terms of the Facilities Agreement and any other Debt Document and for as long as the Pledge remains in effect, the Pledgor hereby undertakes:

a)	not to dispose of, transfer or assign the Shares or take any other action with respect to the Shares (other than in accordance with the Facilities Agreement) that would jeopardize (i) any rights of the Pledgees under this Agreement or any other Debt Document or (ii) the validity and enforceability of the Pledge;

b)	not to revoke or amend the board resolution referred to in Article 3c);

c)	not to vote in favor of any resolution with regard to the Company whereby:

(i)	the Existing Shares would be modified or altered; or

(ii)	the transferability of the Shares would be restricted in any way;

d)	to validly issue the new share certificate representing the Existing Shares within 10 Business Days from the date of declaration by the competent Swiss court of the cancellation of the Missing Share Certificate and to deliver such newly issued share certificate, duly endorsed in blank, in a manner that ensures confirmation of receipt by the Security Agent, being understood that the Pledge will not be considered perfected without confirmation of receipt by the Security Agent.

e)	to promptly inform the Security Agent, in writing, (i) if a third party claims or pretends to own any of the Shares and (ii) of all circumstances concerning the Company which might materially adversely affect the validity or enforceability of the Pledge;

f)	to enter into and to procure the perfection of additional pledge agreements (at its own cost and expense), if and to the extent that a pledge of certain

Related Rights requires, as a matter of law, the execution and perfection of a specific pledge agreement for such Related Rights;

g)	to do all acts and things necessary (at its own cost and expense) in case of a realization of the Pledge, and procure that any acts and things be done (at its own cost and expense) to properly effect any transfer of the Shares to a new owner, free of any pledge, lien, encumbrance, or other interest or third party right of any nature on any of the Shares so transferred and, in the case of registered shares, to procure that the board of directors of the respective Company register such new owner as new shareholder of the Company with voting rights; and

h)	to promptly execute such further documents and do such further acts (at its own cost and expense) which the Pledgees may reasonably require for the purpose of the creation, perfection, protection and realization of the Pledge.

8	Realization of Pledge

Upon the occurrence of an Enforcement Event and subject to the Intercreditor Agreement, the Security Agent shall, after obtaining express written instructions from the Instructing Group or otherwise in accordance with the terms of the Intercreditor Agreement, have the right, but not the obligation, to enforce the Pledge created pursuant to this Agreement, by liquidation of the Shares in full or in part through an auction or a private sale (Private Verwertung) or acquisition of the Shares for the Security Agent’s or any other Pledgee’s account (Selbsteintritt), in each case without having to initiate proceedings under, and without regard to the formalities provided in, the DEBA and, to the extent legally permissible, without the need to give prior notice to the Pledgor.

In case of an acquisition of the Shares for the Security Agent’s or any other Pledgee’s account (Selbsteintritt), such acquisition shall be done at the “intrinsic value” (innerer Wert) of the Shares (the “Intrinsic Value”). If the Pledgor and the Security Agent do not reach an agreement on the Intrinsic Value within 10 Business Days from the date of the Security Agent’s first proposal, the Intrinsic Value shall be determined by an independent expert (Schiedsgutachter) to be mutually appointed by the relevant parties. The expert’s determination of the Intrinsic Value shall be final. If the relevant parties cannot, within 10 Business Days from the date of the Security Agent’s first proposal, agree on the expert to be appointed, the independent expert shall be appointed by the president of the “TREUHANDKAMMER Schweizerische Kammer der Wirtschaftsprüfer und Steuerexperten” Zurich, Switzerland.

Upon the occurrence of an Enforcement Event, the Security Agent shall, after obtaining express written instructions from the Instructing Group or otherwise in accordance with the terms of the Intercreditor Agreement, have full discretion as to manner, time and place of enforcement of the Pledge. The Pledgor shall co-operate and render (at its own cost and expense) all assistance, which the Security Agent considers necessary, in order to facilitate the enforcement of the Pledge.

Any money received or realized by the Security Agent from any enforcement of the Pledge shall be paid or applied in the order set out in clause 10 (Application of Proceeds) of the Intercreditor Agreement.

Notwithstanding the foregoing and notwithstanding the provision of article 41 DEBA, the Security Agent shall be entitled to institute or pursue the enforcement of the Secured Obligations pursuant to regular debt enforcement proceedings without having first to institute proceedings for the realization of any security interest created to secure the Secured Obligations (Ausschluss des beneficium excussionis realis). The Parties agree in advance that a sale according to article 130 DEBA (Freihandverkauf) shall be admissible.

9	Release of Pledge

The Pledge shall be automatically (a) terminated and cancelled and (b) the Shares or, in case of realization of the Shares, the remainder thereof, shall be released and returned to the Pledgor at their own cost and expense, at the earlier of (i) the day on which all Secured Obligations have been discharged in full and the Security Agent is satisfied (having been instructed in accordance with the terms of the Intercreditor Agreement) that no further Secured Obligations are capable of arising and no amount paid to discharge the Secured Obligations is capable of being avoided or reduced in bankruptcy, insolvency or similar laws or (ii) the Release Date.

10	Position of the Security Agent

The Security Agent has been duly appointed by each of the Pledgees under the Facilities Agreement and the Intercreditor Agreement (in particular clause 11) to act as security agent. The Security Agent shall act, for the purpose of this Agreement, in its capacity as security agent in the name and for the account of the Pledgees and is authorised to exercise the rights, powers, authorities and discretions specifically given to the Security Agent under or in connection with this Agreement together with any other incidental rights, powers, authorities and discretions as direct representative (direkter Stellvertreter) of the Pledgees. The Pledgor acknowledges such rights and powers and acknowledge in particular clause 11.5 of the Intercreditor Agreement (No independent power).

The Security Agent performs this Agreement and exercises the rights of the Pledgees arising hereunder, as direct representative (direkter Stellvertreter) of each of the Pledgees. Any action with respect to this Agreement taken by the Security Agent shall be construed as binding upon each of the Pledgees.

The Security Agent shall not, whether by virtue of this Agreement or by exercising any of its rights thereunder, owe any duty of care or fiduciary duty to the Pledgor or the Company.

The permissive rights of the Security Agent to take action under this Agreement shall not be construed an obligation or duty for it to do so.

Provided it complies with its obligations in this Agreement, the Security Agent is not required to have any regard to the interests of the Company.

In acting as Security Agent, the Security Agent shall be treated as acting through its agency division which shall be treated as a separate entity from its other divisions and departments. Any information received or acquired by the Security Agent which is received or acquired by some other division or department or otherwise than in its capacity as Security Agent may be treated as confidential by the Security Agent and will not be treated as information possessed by the Security Agent in its capacity as such.

In acting or otherwise exercising its rights or performing its duties under any of this Agreement, the Security Agent shall act in accordance with the provisions of the Intercreditor Agreement and shall, when required to grant a consent, exercise a discretion or power, take or omit to take any action, act pursuant to any instruction or direction from the Instructing Group or Administrative Agent (as applicable and as provided in the Intercreditor Agreement). In so acting, the Security Agent shall have the rights, benefits, protections, indemnities and immunities set out in the Intercreditor Agreement as if those provisions were set out in this Agreement, mutatis mutandis, and shall not incur any liability to the Pledgor, the Company or to any other Person.

The provisions of this Clause 10 shall survive any termination of this Agreement.

11	Transfer of Rights and Obligations

The Pledgor may only transfer rights or obligations arising under this Agreement to third parties with the prior written consent of the Security Agent.

Each Finance Party and each Refinancing Party (as defined in the Intercreditor Agreement) which has become a party to a Debt Document after the date of this Agreement in accordance with the Debt Documents shall automatically become a party to this Agreement (Vertragspartei) (through the representation of the Security Agent), and thereby assume all rights and obligations of a Pledgee and the Pledgor explicitly consents to such Finance Party becoming a party to this Agreement (Vertragspartei), and thereby assuming all rights and obligations of a Pledgee.

Each Noteholder and Noteholder Trustee (as each such term is defined in the Intercreditor Agreement) shall have the benefit of the security created hereby in accordance with the terms of the Intercreditor Agreement.

12	Indemnification

The Security Agent and each Pledgee shall not be liable for any loss or damage suffered by the Pledgor save in respect of such loss or damage which is suffered as a result of the wilful misconduct (Absicht) or gross negligence (grobe Fahrlässigkeit) of a Pledgee or the Security Agent. Notwithstanding anything to the contrary herein, any liability of each of the Pledgees towards the Pledgor under this Agreement shall not be joint and several (nicht solidarisch) but separate and independent.

13	General Provisions

13.1	Costs and Expenses

With respect to costs and expenses, Clause 17 (Costs and Expenses) of the Facilities Agreement shall apply and the provisions thereof are incorporated herein by reference (with such conforming changes as necessary for interpretation being deemed to be made for the purposes of this Agreement).

13.2	Notices

All notices or other communications to be given under or in connection with the Agreement shall be made pursuant to, and in accordance with, the provisions of the Finance Documents, in particular clause 34 (Notices) of the Facilities Agreement and clause 18 (Notices) of the Intercreditor Agreement.

13.3	Entire Agreement

This Agreement, including Annex 1 and any other documents referred to herein, constitutes the entire agreement and understanding among the Parties with respect to the subject matter hereof, and shall supersede all prior oral and written agreements or understandings of the parties relating hereto. All references to this Agreement shall be deemed to include Annex 1 hereto.

13.4	Amendments and Waivers

This Agreement may only be amended or any provision thereof waived in accordance with the provisions of clause 20.2 (Amendments and Waivers: Transaction Security Documents) of the Intercreditor Agreement and by a document signed by all Parties or, in case of a waiver of any provision, by a document signed by the Party waiving such provision.

13.5	Severability

Should any part or provision of this Agreement be held to be invalid or unenforceable by any competent arbitral tribunal, court, governmental or administrative authority having jurisdiction, the other provisions of this Agreement shall nonetheless remain valid. In this case, the Parties shall endeavor to negotiate a substitute provision that best reflects the economic intentions of the Parties without being unenforceable, and shall execute all agreements and documents required in this connection.

13.6	Remedies Cumulative

No failure or delay on the part of the Security Agent to exercise any power, right or remedy hereunder operates as a waiver thereof, nor shall any single or any partial exercise of any power, right or remedy preclude its further exercise or the exercise of any other power, right or remedy.

13.7	Continuing Security

This Agreement shall create a continuing security and no change or amendment whatsoever in any of the Debt Documents or any document or agreement relating thereto shall affect the validity of the Pledge or the obligations which are imposed on the Pledgor pursuant to it.

13.8	Contractual Recognition of Bail-in

Notwithstanding any other term of this Agreement or any other agreement, arrangement or understanding between the Parties, the Pledgor acknowledges and accepts that any liability of the Security Agent and/or any Secured Party under or in connection with this Agreement may be subject to Bail-in Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

a)	any Bail-in Action in relation to any such liability, including (without limitation):

(i)	a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii)	a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, them; and

(iii)	a cancellation of any such liability; and

b)	a variation of any term of any Debt Document to the extent necessary to give effect to any Bail-in Action in relation to any such liability.

The Pledgor further agree that upon the taking of any Bail-In Action by a relevant Resolution Authority, any liability of the Security Agent and/or any Secured Party to the Pledgor under this Agreement shall, as a matter of contract as between the Parties, be reduced, converted, cancelled, or suspended (and that any term of this Agreement shall be varied) in such manner as it is expressed to be pursuant to such Bail-In Action.

14	Governing Law and Jurisdiction

14.1	Governing Law

This Agreement (including matters as to the transfer of possession of any share certificates representing the Shares) shall be governed by and construed in accordance with the substantive laws of Switzerland (under the exclusion of the conflict of law rules of the Swiss International Private Law).

14.2	Jurisdiction

All disputes arising out of or in connection with this Agreement, including disputes on its conclusion, binding effect, amendment and termination, shall be resolved exclusively by the Courts of the City of Zurich, Switzerland, and shall, if possible, be adjudicated by the Commercial Court of the Canton of Zurich (Handelsgericht des Kantons Zürich), Switzerland.

The Security Agent and the other Pledgees in addition have the right to institute legal proceedings against each of the Pledgor at any other competent court, in which case Swiss law shall nevertheless be applicable as provided in Article 14.1.

The Pledgor elects the domicile of the Company, Römerstrasse 13, 2555 Brügg BE, Switzerland, as its special domicile pursuant to article 50 paragraph 2 of DEBA.

Signatures on next page

Signatures

Monterrey, N.L. México, this 19 July 2017

for and on behalf of

CEMEX S.A.B. de C.V.

/s/ Francisco Javier Garcia Ruiz De Morales
Name:	Francisco Javier Garcia Ruiz De Morales
Title:	Attorney in Fact

Wilmington Trust (London) Limited, acting in its capacity as Security Agent and acting in the name and for the account of the Pledgees:

/s/ Keith Reader
Name:	Keith Reader
Title:	Authorised Signatory

Annex 1

Details of Existing Shares

Shareholder	Share Issuer	Type of Share	Certificate Number	Number of Shares	Par value of each Share
CEMEX	CEMEX TRADEMARKS HOLDING Ltd.	Registered Shares	1	8,424,037	CHF 1

Total				8,424,037